UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549



                          SCHEDULE 13G



           Under the Securities Exchange Act of 1934

                      (Amendment No. 1 )*


                           IPSCO INC.
                        (Name of Issuer)


                         COMMON SHARES
                 (Title of Class of Securities)


                           462622101
                         (CUSIP Number)



 Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).


 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to a ll other provisions of the Act (however, see the Notes).

                        Page 1 of 4 Pages

CUSIP No. 462622101       Schedule 13G              Page 2 of 4


 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Mackenzie Financial Corporation

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                 (b) X

 3. SEC USE ONLY

 4. CITIZENSHIP OR PLACE OF ORGANIZATION

    Toronto, Ontario, Canada

 NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
 5. SOLE VOTING POWER
    2,680,360 Shares

 6. SHARED VOTING POWER
    Nil

 7. SOLE DISPOSITIVE POWER
    2,680,360 Shares

 8. SHARED DISPOSITIVE POWER
    Nil

 9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

   2,680,360 Shares

 10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
   SHARES.*

 11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
   9.9%

 12.     TYPE OF REPORTING PERSON *

    IA
                          Schedule 13G              Page 3 of 4

 Item 1(a)    Name of Issuer
         IPSCO INC.

 Item 1(b)    Address of Issuer's Principal Executive Offices
         P.O. Box 1670
         Regina, Saskatchewan
         S4P 3C7

 Item 2(a)    Name of Person Filing
         Mackenzie Financial Corporation

 Item 2(b)    Address of Principal Business Office
         150 Bloor Street West, Suite M111
         Toronto, Ontario  M5S 3B5

 Item 2(c)    Citizenship
         Organized in Toronto, Ontario, Canada

 Item 2(d)    Title of Class of Securities
         Common Stock

 Item 2(e)    CUSIP Number
         462622101

 Item 3  If this statement is filed pursuant to Rules 13d-1 (b) or 13d-2
          (b), check whether the person filing is a:
              (a)  [    ]    Broker or Dealer
              (b)  [    ]    Bank
              (c)  [    ]    Insurance Company
              (d)  [    ]    Investment Company
              (e)  [  X ]    Investment Adviser
              (f)  [    ]    Employee Benefit Plan, Pension Fund or
                              Endowment Fund
              (g)  [    ]    Parent Holding Company
              (h)  [    ]    Group

 Item 4  Ownership

         (a)  Amount Beneficially Owned
              2,680,360 Shares

         (b)  Percent of Class
              9.9%

         (c)  Number of shares as to which such person has:

              (i)  sole power to vote            2,680,360 Shares
              (ii) shared power to vote               Nil
              (iii)     sole power to dispose              2,680,360 Shares
              (iv) shared power to dispose            Nil

                          Schedule 13G              Page 4 of 4


  Item 5 Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         [ X ]     Not applicable

 Item 6  Ownership of More than Five Percent on Behalf of Another Person

         Several accounts managed by Mackenzie Financial Corporation have the right to receive dividends and the proceeds from the sale of these securities, none of which own more than 5% of the common stock of Ipsco Inc., except Ivy Canadian Fund, a Canadian Mutual Fund Trust.

 Item 7 Identification and Classification of the Subsidiary Which Acquire the Security Being Reported on By the Parent Holding Company

         N/A

 Item 8  Identification and Classification of Members of the Group

         N/A

 Item 9  Notice of Dissolution of Group

         N/A

  Item 10     Certification
         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




         Margo D. MacGougan
         Assistant Vice President              February 3, 1997